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Via EDGAR

December 28, 2023

Michael Rosenberg

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc., File No. 811-23681

Dear Mr. Rosenberg:

On behalf of our client, Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc. (the “Fund”), set forth below is a response to an oral comment received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 20, 2023 with respect to the preliminary proxy statement filed on December 14, 2023 by the Fund with the Commission under cover of Schedule 14A as form type PREC 14A (the “Preliminary Proxy Statement”).

For your convenience, the response is prefaced by a paraphrasing of the Staff’s comment in bold, italicized text.

1.	The Preliminary Proxy Statement states that “If the broker has not provided you with competing proxy materials, the broker may vote your shares without your specific instruction with respect to routine proposals, including, in that case, Proposal 1 to elect the Director Nominees.” Please explain how counting uninstructed shares where there is a solicitation in opposition complies with Rule 452.10 of the New York Stock Exchange rules.

Response: The Fund respectfully acknowledges the Staff’s comment.

Rule 452 of the New York Stock Exchange (the “NYSE”) states that brokers may vote uninstructed shares only if the broker “has no knowledge of any contest.” In practice, the NYSE does not recognize a “contest” until Broadridge does. Broadridge will code a proxy solicitation as a “contest” once it receives printed definitive proxy materials from a dissident, unless a dissident instructs Broadridge to mail definitive proxy materials only to certain shareholders (also known as a “stratified mailing”). In the event of a stratified mailing, Broadridge treats the proxy solicitation as a “contest” only for those shareholders who receive definitive proxy materials. For any other shareholders, Broadridge—and thus NYSE—will continue to treat the proxy solicitation as uncontested, and therefore brokers will still have authority to issue discretionary votes for these shareholders at the meeting. Consistent with this practice, broker non-votes have been recorded in numerous contested shareholder meetings.1

[1]	See, e.g., SpartanNash Company, Form 8-K (filed June 15, 2022); McDonald’s Corporation, Form 8-K (filed June 2, 2022); Proctor & Gamble Company, Form 8-K/A (filed December 15, 2017).

United States Securities and Exchange Commission
Division of Investment Management
December 28, 2023

Accordingly, in the event that Ocean Capital LLC instructs Broadridge to mail its definitive proxy materials only to certain shareholders, brokers will be permitted to vote the shares of any other shareholder without such beneficial owners’ specific instructions.

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai H.E. Liekefett
Kai Haakon E. Liekefett

cc:	Owen Meacham

José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm

FUND II SEC RESPONSE LTR 000002